EXHIBIT 12.1

MERCURY COMPUTER SYSTEMS, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in thousands)

	Year Ended June 30, 2001	Year Ended June 30, 2002	Year Ended June 30, 2003	Year Ended June 30, 2004	Year Ended June 30, 2005	Three Months Ended September 30, 2005
Income before income taxes	$45,124	$21,983	$32,870	$32,233	$43,123	$4,809

Fixed charges:
Interest expense	1,065	987	923	1,441	4,166	1,036
Rentals:
Buildings, office equipment and other	169	203	310	366	593	186

Total fixed charges	$1,234	$1,190	$1,233	$1,807	$4,759	$1,222

Income before income taxes plus fixed charges	$46,358	$23,173	$34,103	$34,040	$47,882	$6,031

Ratio of earnings to fixed charges (A)	37.6	19.5	27.7	18.8	10.1	4.9

(A)	The ratio of earnings to fixed charges is calculated by dividing (a) earnings before income taxes and fixed charges by (b) fixed charges. Fixed charges include interest expense under operating leases the Company deems a reasonable approximation of the interest factor.